
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2006

Joseph H. LeBlanc, Jr.
Principal Financial Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana

> **Re:** **Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 9, 2006**
> **Response Letter June 16, 2006**
> **File No. 1-16179**

Dear Mr. Joseph H. LeBlanc, Jr.:

We have reviewed your supplemental response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We note from your response to prior comment two that an impairment charge of $3.2 million was recognized on the South Louisiana properties you purchased in January 2005 as a result of uneconomic drilling and underperformance. We also note that you attributed $76 million of the total $149.6 million acquisition value to the reserves that were subsequently revised downward. In light of the 67% downward revision of those proved reserves, please provide additional detailed information to explain why the impairment you recognized represents only 4% of the total fair value assigned to the reserves. In this regard, please tell us the main factors that resulted in your conclusion that the fair value of the property did not significantly change from the date of acquisition to the impairment date. You

may find it useful to provide us with the analysis you prepared to review "the carrying value of each field in relation to the respective future net cash flows" that supports your overall impairment conclusion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer Goeken at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief